Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
February 12, 2010
VIA EDGAR
Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Legg Mason Partners Variable Income Trust (the “Registrant”)
(filing relates to Legg Mason Western Asset Variable High Income Portfolio (“High Income Portfolio”), Legg Mason Western Asset Adjustable Rate Income Portfolio (“Adjustable Rate Income Portfolio”) and Legg Mason Western Asset Money Market Portfolio (“Money Market Portfolio” and, along with High Income Portfolio and Adjustable Rate Income Portfolio, the “Portfolios”))
(File Nos. 033-40603 and 811-06310)
Dear Mr. Kosoff:
          The Registrant filed Post-Effective Amendment No. 53 (the “Amendment”) on November 13, 2009, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), relating to the Portfolios. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation on January 4, 2010 with the undersigned. The Staff’s comments and the Registrant’s responses are provided below.
A. Prospectuses: General Comments

1.	Comment:	Please revise the last sentence of the narrative preceding the fee table. The contract prospectus does not provide more detailed information about the cost of investing in the fund than does a Portfolio’s prospectus; the contract prospectus only requires disclosure of a range of fund fees.

	Response:	In response to the Staff’s comment, the disclosure has been revised as follows:

“Detailed information about the cost of investing in this fund through a separate account or qualified plan is presented in the contract prospectus through which the fund’s shares are offered to you.” (emph. added)

2.	Comment:	Please confirm supplementally that none of the Portfolios has any Acquired Fund Fees and Expenses in excess of 0.01% of its average net assets as per Item 3, Instruction 3(f)(i) of Form N1-A.

	Response:	The Registrant supplementally confirms that none of the Portfolios has any Acquired Fund Fees and Expenses in excess of 0.01% of its average net assets for the applicable period.

3.	Comment:	If a Portfolio’s expenses were lower than the cap, such that the fee waiver was not triggered, please remove the footnote. A Portfolio is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the reimbursement or fee waiver arrangement will actually reduce the expenses for at least one year from the effective date of the Portfolio’s registration statement. Such disclosure can be moved to Item 10(a) instead.

	Response:	The Registrant has removed the fee waiver footnote from the Portfolios for which actual expenses were lower than the fee cap. In response to the Staff’s general reminder about not including information about fee waiver or reimbursement arrangements in the fee table unless such arrangements will be in place for at least one year from the effective date of the Portfolio’s registration statement, the Registrant confirms that such arrangements will remain in effect through December 31, 2011, unless the Board agrees otherwise.

4.	Comment:	Please remove the phrase “(subject to recapture)” from the “Waiver of fees and/or expense reimbursement” line item in the fee table. Any recapture information can be briefly described in the footnote to this line item in the fee table.

	Response:	The Registrant has removed the above-referenced parenthetical phrase, as requested.

5.	Comment:	Please make the footnote to the fee table more concise. More detailed information about any waivers can be included under Item 10(a).

	Response:	As requested by the Staff, the Registrant has revised the waiver regarding fee waivers and reimbursements to make such disclosure more concise, and has included more detailed information relating thereto in the Portfolios prospectuses pursuant to Item 10(a). The revised fee waiver footnote now follows the template below:

“The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses) so that total annual operating expenses are not expected to exceed [ ]% for Class [ ] shares and [ ]% for Class [ ] shares. This arrangement cannot be terminated prior to December 31, 2011 without the Board’s consent. The manager is permitted to recapture amounts forgone or reimbursed to the class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limit described above.”

6.	Comment:	Please provide completed fee tables, including footnotes, to the Staff in a correspondence filing via Edgar as soon as available.

	Response:	Pursuant to an arrangement between the Registrant and the Staff, the Registrant provided completed fee tables, including footnotes, to the Staff in correspondence filed via Edgar on January 22, 2010.

7.	Comment:	Please revise the third sentence under the Example to read: “If the example included these expenses. . .”

	Response:	The Registrant has revised the sentence as requested by the Staff.

8.	Comment:	If the Portfolios can only be held by tax-advantaged accounts, please remove the disclosure regarding taxable accounts under Portfolio turnover.

	Response:	As requested by the Staff, the Portfolios have revised the Portfolio turnover discussion to remove the disclosure regarding taxable accounts.

9.	Comment:	Please rename the section Certain risks as “Principal risks” to more clearly describe the nature of the risks identified in this section.

	Response:	The Registrant has considered the Staff’s suggestion, but continues to prefer the header “Certain risks” for this section. While the Registrant believes that this section does summarize the principal risks described in response to the requirements of Item 9, the Registrant feels that use of the heading “Certain risks” is a more effective means of conveying to shareholders that the risks described in the prospectus are not the only risks that arise in connection with an investment in a Portfolio or a Portfolio’s ability to achieve its objective.

10.	Comment:	In the Average annual total return table, please include the following parenthetical, following the name of the index: “(reflects no deduction for fees, expenses or taxes)”

	Response:	The Registrant has added the parenthetical phrase requested by the Staff.

11.	Comment:	Regarding More on the fund’s investment strategies, investments and risks: Item 9 is used for disclosing principal strategies and risks. Please either move the non-principal strategies and risks to the Statement of Additional Information (“SAI”), or break the strategies and risks section into two subsections – the first describing those that are principal strategies or risks, the second describing those that are ancillary strategies or risks. Please note that all principal strategies and risks described as principal in this section must be summarized in Item 4(b).

	Response:	The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Portfolios’ principal investment strategies and risks are summarized in the summary prospectus and are described in full in the statutory prospectus in More on the fund’s investment strategies, investments and risks. The Registrant does not believe that breaking the section into two additional subsections would be useful to the investor when the principal strategies and risks are already summarized in the summary prospectus.

12.	Comment:	Please note that all principal strategies and risks described in this section must be summarized in response to Item 4(b). For example, it is unclear whether the risks of investing in mortgage, when-issued, government, municipal and structured securities that are described in the More on the fund’s investment strategies, investments and risks section of Money Market Portfolio’s prospectus are such risks, because they are not summarized in response to Item 4(b). As another example, the Adjustable Rate Income Portfolio lists several securities in the More on the fund’s investment strategies, investments and risks section, such as sovereign debt, that are not discussed separately in response to Item 4(b) requirements. Please revise the prospectus and/or Statement of Additional Information accordingly and ensure that the prospectuses and Statement of Additional Information for all funds are treated consistently in the placement of the discussion for and the distinction between principal and non-principal strategies and risks.

	Response:	Please see the response to Comment 11, which is meant to address issue raised in this comment, as well.

13.	Comment:	Please explicitly state, if applicable, if more information about a Portfolio’s portfolio holdings may be found on the Portfolio’s website as per Item 9(b).

	Response:	The Registrant has added the reference to portfolio holdings, as requested by the Staff.

14.	Comment:	Please reduce the font size in the Investment Company of 1940 file number as per Item 1(b)(4) of Form N-1A.

	Response:	The Registrant has reduced the font size of the Investment Company of 1940 file number, as requested by the Staff.
B. Prospectuses: Specific Comments
High Income Portfolio

15.	Comment:	Regarding Fees and expenses of the fund: For readability and consistency, please move the sentence beginning “The accompanying tables describe. . .” so that it is the first sentence of the “Fees and expenses” section.

	Response:	As requested by the Staff, the Registrant has moved the above-referenced sentence so that it is the first sentence of the “Fees and expenses” section.

16.	Comment:	Regarding Certain risks: Please remove the credit default swap section of “Derivatives risk,” as the Portfolio states no principal strategy regarding credit default swaps. Alternatively, please add the use of credit default swaps to the Principal Investment Strategies section.

	Response:	In response to the Staff’s request, the Registrant has added reference to credit default swaps to the Principal Investment Strategies section.

17.	Comment:	Regarding Certain risks: Please consider removing “Leveraging risk” from the principal risks section, as that risk is already covered under “Derivatives risk” and the Portfolio makes no mention of borrowing in its Principal Investment Strategies section. Alternatively, please add borrowing to the Principal Investment Strategies section of the Portfolio’s prospectus.

	Response:	The Registrant has considered the Staff’s suggestion regarding removal of the “Leveraging risk” disclosure. However, the Registrant believes that such disclosure may be material to investors, as it considers leveraging risk to be inherent in a number of investments and investment strategies that are or may be employed by the Portfolio from time to time. Additionally, the Registrant notes that the discussion of leveraging risk (as its own risk factor, separate from derivatives) was first added to the prospectuses of fixed income funds within the complex in response to a comment from the Staff in connection with the review of another fund in the complex.

18.	Comment:	Regarding Certain risks: Please remove the “Cash management and defensive investing risk” from the principal risks section as it does not appear to be a principal risk of investing in the Portfolio.

	Response:	The Registrant has considered the Staff’s suggestion regarding removal of the “Cash management and defensive investing risk” disclosure. Although the Registrant does not intend to invest heavily in cash or other defensive investments, the Registrant believes disclosure of this risk to be material to investors, particularly during periods of heightened uncertainty in the financial markets.

19.	Comment:	Please clarify whether the use of derivatives will be used to meet the percentage requirements imposed under Rule 35d-1 of the 1940 Act.

	Response:	In response to the Staff’s comment, the Registrant has revised the disclosure to address the treatment of derivatives in determining compliance with percentage-based tests.
Adjustable Rate Income Portfolio

20.	Comment:	Regarding Fees and expenses of the fund: For readability and consistency, please move the sentence beginning “The accompanying tables describe. . .” so that it is the first sentence of the fees and expenses section.

	Response:	As requested by the Staff, the Registrant has moved the above-referenced sentence so that it is the first sentence of the “Fees and expenses” section.

21.	Comment:	Regarding Certain risks: Please consider breaking out “Market and interest rate risk” into two separate risks.

	Response:	The Registrant has considered the Staff’s suggestion and continues to take the view that, particularly for fixed income funds, market and interest rate risk are so closely connected that it is appropriate to discuss these risks in a single paragraph. In addition, the Registrant believes that discussing these risks together avoids a fair amount of duplicative language.

22.	Comment:	Regarding Certain risks: Please remove the credit default swap section of “Derivatives risk,” as the Portfolio states no principal strategy regarding credit default swaps. Alternatively, please add the use of credit default swaps to the Principal Investment Strategies section.

	Response:	Please see the response to comment 16 above.

23.	Comment:	Regarding Certain risks: Please remove the “emerging market risk” disclosure as the Portfolio states no principal investment strategy regarding emerging markets in the Principal Investment Strategies section. Alternatively, please add emerging markets to the Principal Investment Strategies section of the prospectus.

	Response:	In response to the Staff’s request, the Registrant has added reference to emerging markets to the Principal Investment Strategies section.

24.	Comment:	Regarding Certain risks: Please remove the “Cash management and defensive investing risk” from the principal risks section as it does not appear to be a principal risk of investing in the Portfolio.

	Response:	Please see the response to comment 16 above.
Money Market Portfolio

25.	Comment:	If the effect on the fees of the Treasury Guarantee Program is material and you wish not to reflect it, please restate the fee table to reflect current fees and describe the use of the current fees in a footnote to the fee table as per Item 3, Instruction 3(d)(ii).

	Response:	The Registrant has revised the footnote to clarify that the fee table has been restated to reflect the exclusion of fees relating to the Treasury Guarantee Program. The revised footnote reads as follows:

“‘Total annual fund operating expenses’ has been restated to reflect current fees and expenses and does not reflect any expenses of participation in the Treasury Guarantee Program which terminated on September 18, 2009.” (emph. added)

26.	Comment:	Please include investments in the banking industry in the Principal Investment Strategies section, including 25% concentration in these securities, as banking industry concentration is listed as a principal risk. Alternatively, remove “Risks associated with concentration in the banking industry” from the principal risks section.

	Response:	In response to the Staff’s request, the Registrant has added disclosure regarding banking concentration to the Principal Investment Strategies section.

27.	Comment:	The third paragraph of the Principal Investment Strategies section uses the term “Board” but does not define this term until page 16 of the prospectus. Please define the term the first place it is used.

	Response:	The Registrant has revised the prospectus so that the term “Board” is defined the first time it appears in the main body of the prospectus.

28.	Comment:	Please move the language regarding the Portfolio’s former name to a location after Item 8 of the prospectus, as that disclosure is neither required nor permitted by Item 4.

	Response:	As requested, the Registrant has moved the language regarding the Portfolio’s former name to a location after Item 8 of the prospectus.

29.	Comment:	In the principal risks section, please include disclosure regarding the risks associated with asset-backed and mortgage-backed securities.

	Response:	The registrant has reviewed the risk section of the prospectus and believes that this section, which describes the risks that are generally applicable to most fixed income securities, includes the risks associated with asset-backed and mortgage-backed securities. In addition, the Registrant notes that the description of asset-backed and mortgage-backed securities presented in accordance with Item 9 highlights which of those risks are particularly applicable to these types of securities.

30.	Comment:	In the More on the fund’s investment strategies, investments and risks section, some of the strategies described include the risks of those strategies, for example when-issued and mortgage-backed securities. To the extent possible, please move the risk disclosure to the principal risks section.

	Response:	The Registrant has reviewed the text of this section and has removed certain risk-related language (see description of foreign securities). The Registrant acknowledges that the descriptions of certain types of investments contain references to associated risks, but believes that these references are needed in order to sufficiently describe these types of investments.
C. Statement of Additional Information Comments

31.	Comment:	Please restore the stricken language that each Portfolio is an open-end, diversified management investment company as per Item 16(a) of Form N1-A.

	Response:	The Registrant has restored the requested language, as requested by the Staff.

32.	Comment:	The Principal Investment Strategies section for the Portfolios seems to include a 15% investment in illiquid securities. If this is a principal strategy, please include illiquid securities in the prospectus in Items 4 and 9. Alternatively, please remove this disclosure from the Principal Investment Strategies section.

	Response:	The Registrant has revised the Principal Investment Strategies section of the Statement of Additional Information to better align it with the comparable section of the Portfolios’ prospectuses, including by removing text that might have been taken to suggest that investment in illiquid securities was a principal investment strategy of any of the Portfolios. The Registrant has also changed the heading of that section of the Statement of Additional Information so that it relates more closely to the text following the heading, which indicates that the disclosure reflects the principal investment strategies of the Portfolios, as well as additional investment restrictions.

33.	Comment:	With respect to Money Market Portfolio, please make sure the Principal Investment Strategies section of the prospectus is consistent with Principal Investment Strategies section of the Statement of Additional Information.

	Response:	Please see the response to comment 32 above.

34.	Comment:	On page 15 of the Statement of Additional Information regarding Tax risk: Please supplementally confirm the relevancy of this risk, given the tax-exempt status of variable contracts and qualified plans.

	Response:	The Registrant supplementally confirms that the tax risk described with respect to municipal securities is relevant in the context of this Statement of Additional Information, notwithstanding the tax-exempt status of variable contracts and qualified plans, because a change in the tax-exempt status of any municipal securities held by the Portfolios could significantly affect their value.

35.	Comment:	Given the recent market volatility, please be sure to revise your Item 16(e) disclosure as appropriate to reflect any significant variations in portfolio turnover over the last two fiscal years. Also, please revise your disclosure as the same sentence appears to come both before and after the table.

	Response:	The Registrant has reviewed the portfolio turnover of the Portfolios over the last two fiscal years and does not consider the year-to-year variations to be significant.

36.	Comment:	In Expenses, please replace the references to Form N-1A with GAAP, as that is the basis by which the Form determines extraordinary expenses.

	Response:	The Registrant respectfully submits that the fee waiver contracts currently in effect refer to extraordinary expenses as determined for purposes of fee disclosure in Form N-1A, not as defined by GAAP, so that this disclosure more precisely describes the contracts. The Registrant has considered the suggestion with respect to voluntary waivers and the disclosure regarding voluntary waivers has been revised as requested.

37.	Comment:	Please supplementally confirm that the Adjustable Rate Income Portfolio paid no 12b-1 fees to LMIS in fiscal 2009. If it did not, where did the 12b-1 fees go?

	Response:	The Registrant has removed the previous placeholder relating to 12b-1 fees paid to LMIS and has disclosed the service and distribution fees paid by the fund during the fiscal year ended October 31, 2009.

38.	Comment:	Regarding Disclosure of Portfolio Holdings: Please update the list of entities that have an ongoing arrangement with the Registrant that includes the release of portfolio holdings information.

	Response:	As requested by the Staff, the Registrant has updated the list of entities that have such ongoing arrangements as of December 31, 2009.

39.	Comment:	The SAI for each Portfolio notes that the portfolio holdings disclosures to third parties pursuant to ongoing arrangements are restricted by trading restrictions. Please revise each SAI to clarify generally the nature of these restrictions.

	Response:	As requested by the Staff, the SAI has been revised to clarify that the trading restrictions relate to the sharing of non-public information concerning portfolio holdings.

D. General

40.	Comment:	Please include a “Tandy” representation with any response to these comments.

	Response:	The Registrant is furnishing a “Tandy” representation letter as Exhibit A hereto.
          Please contact the undersigned at 617-951-8267 or Alisha Telci at (617) 951-8460 with any questions or comments relating to the filing.

Sincerely,
/s/ Barry N. Hurwitz
Barry N. Hurwitz

Exhibit A
Legg Mason Partners Variable Income Trust
55 Water Street
New York, NY 10041
February 12, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Legg Mason Partners Variable Income Trust (File Nos. 033-40603 and 811-06310)
Ladies and Gentlemen:
     In connection with its review of the Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A for Legg Mason Western Asset Variable High Income Portfolio, Legg Mason Western Asset Adjustable Rate Income Portfolio and Legg Mason Western Asset Money Market Portfolio, as filed with the Commission on November 13, 2009 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Legg Mason Partners Variable Income Trust
By:	/s/ Thomas C. Mandia
	Name:	Thomas C. Mandia
	Title:	Assistant Secretary